SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

January 28, 2014

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

E.P. Coutinho

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press releases:

- “Philips’ Fourth Quarter and Annual Results 2013”, dated January 28, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 28th day of January 2014.

KONINKLIJKE PHILIPS N.V.

/s/ E.P. Coutinho

(General Secretary)

Q4 2013 Quarterly report

Philips reports fourth-quarter comparable sales growth of 7%; operational results up by 20%; 2013 financial targets achieved

Fourth-quarter highlights

•	Comparable sales in growth geographies up 15%

•	EBITA amounted to EUR 884 million, or 13.0% of sales, compared to a loss of EUR 50 million in Q4 2012

•	EBITA excluding restructuring and other charges increased to EUR 915 million, or 13.5% of sales, compared to EUR 765 million, or 11.3% of sales, in Q4 2012

•	Net income amounted to EUR 412 million

•	Free cash flow of EUR 608 million

Full-year highlights

•	Full-year comparable sales increased 3% to EUR 23.3 billion

•	Full-year EBITA increased to EUR 2.5 billion, or 10.5% of sales, compared to EUR 1.1 billion, or 4.7% of sales, in 2012

•	Return on invested capital was 15.3% for the year

•	Proposal to increase dividend to EUR 0.80 per share

Frans van Houten, CEO:

“The fourth quarter of 2013 was another good quarter for Philips, despite the challenging economic environment and ongoing currency headwinds. In the quarter, Lighting and Consumer Lifestyle both delivered strong comparable sales growth of 8%. At Healthcare, comparable sales increased by 4%, while order intake declined 1% as a result of weak markets in the US and Europe. The operational profitability of all sectors improved substantially, driven by good sales growth, gross margin expansion of 2 percentage points and productivity gains, all coming from the Accelerate! program.

We achieved the mid-term financial targets we had set in 2011, thanks to the hard work of our employees. We delivered a compound annual growth rate for comparable sales over the period 2012–2013 of 4.5%, compared to our target of 4-6%, and did so in a lower GDP growth environment than originally anticipated. Our reported EBITA as a percentage of sales was 10.5%, within our target range of 10-12%, which we achieved despite currency headwinds and changed pension accounting. We also significantly improved our return on invested capital to 15.3%, above the target range of 12-14%.

We are making excellent progress on our Accelerate! journey. We continue to invest in growth opportunities and the Philips brand. Our overhead cost reduction program has resulted in EUR 1 billion of total gross savings to date. We reduced our inventory as a percentage of sales by 260 basis points from 2011 to 2013. Through our Design for Excellence (DfX) program we remain focused on improving gross margins. These ongoing initiatives, as well as the launch of our new brand campaign and our focus on innovation, continue to make Philips a better and more competitive company.

We introduced the EPIQ Ultrasound system, the Vereos digital PET/CT system and the IQon Spectral CT system, which we expect will have a positive effect on future orders for our health care business. Building on our consumer portfolio of locally relevant innovations, we experienced strong growth in China as well as in Europe, driven by higher demand for our home appliances, such as the Air Purifier and Airfryer. As the leading professional lighting solutions and services provider, Philips won a 10-year contract to deliver and service an integrated digital lighting system with 13,000 connected LED fixtures and adaptive energy management controls for parking garages in Washington, DC. We also won a major order to renovate most of Buenos Aires’ 125,000 street lights with the CityTouch connected LED system. Our new innovations received a record 100-plus design awards in 2013.

Achieving the 2013 financial targets was an important milestone and we have now set our sights on reaching our 2016 targets. We are confident in our ability to further improve our performance by continuing the strong focus on our Accelerate! transformation program. Looking at 2014, we remain cautious because of ongoing macro-economic uncertainties, currency headwinds and softer order intake in Q4 2013. Therefore, we expect that 2014 will be a modest step towards our 2016 targets, also taking into account restructuring to drive the new productivity targets and investments in additional growth initiatives.”

Q4 financials: comparable sales and operational results improve across all sectors

Healthcare comparable sales grew by 4% year-on-year. Customer Services recorded high-single-digit growth, while Home Healthcare Solutions achieved mid-single-digit growth. Imaging Systems and Patient Care & Clinical Informatics recorded low-single-digit growth. In growth geographies, comparable sales showed double-digit growth year-on-year, with strong increases in China, Central & Eastern Europe, Latin America and Middle East & Turkey. Currency-comparable equipment order intake declined by 1% year-on-year, with Patient Care & Clinical Informatics achieving low-single-digit growth, while Imaging Systems recorded a low-single-digit decline. EBITA margin excluding restructuring and acquisition-related charges increased by 100 basis points year-on-year to 19.0%.

Consumer Lifestyle comparable sales increased by 8%, with double-digit growth at Domestic Appliances and high-single-digit growth at Health & Wellness, while Personal Care recorded mid-single-digit growth. In the growth geographies, comparable sales showed a strong double-digit increase, while mature geographies achieved low-single-digit growth. EBITA margin excluding restructuring and acquisition-related charges increased to 13.4%, a year-on-year improvement of 2.1 percentage points.

Lighting comparable sales increased by 8%, led by double-digit growth at Lumileds and Automotive. Light Sources & Electronics and Professional Lighting Solutions achieved mid-single-digit growth, while Consumer Luminaires recorded a low-single-digit decline. LED-based sales grew by 48% and now represent 34% of total Lighting sales. In growth geographies, comparable sales showed a double-digit increase. EBITA margin excluding restructuring and acquisition-related charges and other losses was 10.4%, a year-on-year improvement of 2.5 percentage points.

Philips has completed 7% of the EUR 1.5 billion share buy-back program since the start of the program in October 2013.

Please refer to page 21 of this press release for more information about forward-looking statements, third-party market share data, use of non-GAAP information and use of fair-value measurements.

Philips Group

Net income

in millions of euros unless otherwise stated

	Q4	Q4
	2012	2013
Sales	6,759	6,799
EBITA	(50)	884
as a % of sales	(0.7)	13.0
EBIT	(176)	713
as a % of sales	(2.6)	10.5
Financial income (expenses)	(39)	(77)
Income taxes	(27)	(168)
Results investments in associates	(193)	(46)
Net income from continuing operations	(435)	422
Discontinued operations	15	(10)
Net income	(420)	412

Net income attributable to shareholders per common share (in euros) - diluted	(0.46)	0.44

Net income

•

Net income amounted to EUR 412 million, compared to a net loss of EUR 420 million in Q4 2012. The year-on-year improvement reflects better operational results and lower restructuring charges in 2013, while 2012 net income was impacted by the European Commission fine and charges related to various legal matters.

•

EBITA amounted to EUR 884 million, or 13.0% of sales, compared to a loss of EUR 50 million in Q4 2012. Restructuring and acquisition-related charges amounted to EUR 31 million in Q4 2013, compared with EUR 348 million in Q4 2012. Q4 2012 EBITA was further impacted by an amount of EUR 313 million for the European Commission fine and EUR 154 million related to various legal matters as well as the loss on the sale of industrial assets.

•

EBITA, excluding restructuring and other charges, improved to EUR 915 million, or 13.5% of sales, compared to EUR 765 million, or 11.3% of sales, in Q4 2012. All sectors contributed to the improved earnings.

•

EBIT amounted to EUR 713 million and includes impairment charges related to intangible assets, mainly consisting of EUR 58 million in Consumer Luminaires at Lighting and EUR 29 million in Imaging Systems at Healthcare.

•	Tax charges were EUR 141 million higher than in Q4 2012, mainly due to higher taxable earnings.

•

Results from investments in associates showed a loss of EUR 46 million, which includes a provision for the net impact of expected payments related to the agreed transfer of the remaining 30% stake in the TP Vision joint venture. Q4 2012 included EUR 196 million of charges related to Philips’ portion of the European Commission fine with respect to the former LG.Philips Displays joint venture.

•	Income from discontinued operations decreased by EUR 25 million.

Q4 2013 Quarterly report            3

Sales by sector

in millions of euros unless otherwise stated

	Q4 2012	Q4 2013	nominal	% change comparable
Healthcare	2,918	2,828	(3)	4
Consumer Lifestyle	1,385	1,428	3	8
Lighting	2,262	2,306	2	8
Innovation, Group & Services	194	237	22	15

Philips Group	6,759	6,799	1	7

Sales per geographic cluster

in millions of euros unless otherwise stated

	Q4	Q4		% change
	2012	2013	nominal	comparable
Western Europe	1,769	1,820	3	3
North America	2,015	1,899	(6)	—
Other mature geographies	609	546	(10)	5

Total mature geographies	4,393	4,265	(3)	2
Growth geographies	2,366	2,534	7	15

Philips Group	6,759	6,799	1	7

Sales per sector

•	Group sales amounted to EUR 6,799 million, an increase of 7% on a comparable basis. Group nominal sales increased by 1%, reflecting a 6% negative currency effect.

•

Healthcare comparable sales showed 4% growth year-on-year. Customer Services achieved high-single-digit growth, while Home Healthcare Solutions posted mid-single-digit growth. Imaging Systems and Patient Care & Clinical Informatics recorded low-single-digit growth.

•

Consumer Lifestyle comparable sales increased by 8%. Double-digit comparable sales growth was seen at Domestic Appliances, Health & Wellness showed high-single-digit growth, and Personal Care recorded mid-single-digit growth.

•

Lighting comparable sales were 8% higher year-on-year. Light Sources & Electronics and Professional Lighting Solutions achieved mid-single-digit growth. Lumileds and Automotive showed double-digit growth, while Consumer Luminaires recorded a low-single-digit decline.

Sales per geographic cluster

•	Growth geographies delivered a double-digit comparable sales increase for the third consecutive quarter, driven by higher sales in all sectors.

•	Comparable sales in mature geographies increased by 2% compared to Q4 2012. The increase was attributable to Healthcare and Consumer Lifestyle, while Lighting sales remained flat year-on-year.

4            Q4 2013 Quarterly report

EBITA

in millions of euros

	Q4	Q4
	2012	2013
Healthcare	411	541
Consumer Lifestyle	127	187
Lighting	(28)	218
Innovation, Group & Services	(560)	(62)

Philips Group	(50)	884

EBITA

as a % of sales

	Q4	Q4
	2012	2013
Healthcare	14.1	19.1
Consumer Lifestyle	9.2	13.1
Lighting	(1.2)	9.5
Innovation, Group & Services	(288.7)	(26.2)

Philips Group	(0.7)	13.0

Restructuring and acquisition-related charges

in millions of euros

	Q4	Q4
	2012	2013
Healthcare	(114)	3
Consumer Lifestyle	(30)	(5)
Lighting	(185)	(22)
Innovation, Group & Services	(19)	(7)

Philips Group	(348)	(31)

EBIT

in millions of euros unless otherwise stated

	Q4	Q4
	2012	2013
Healthcare	361	477
Consumer Lifestyle	113	174
Lighting	(88)	124
Innovation, Group & Services	(562)	(62)

Philips Group	(176)	713
as a % of sales	(2.6)	10.5

Earnings per sector

•	Healthcare EBITA increased by EUR 130 million year-on-year. Excluding restructuring and acquisition-related charges, EBITA improved by EUR 13 million, driven by overhead cost reductions.

•

Consumer Lifestyle EBITA increased by EUR 60 million year-on-year. Excluding restructuring and acquisition-related charges, EBITA improved by EUR 35 million. The higher EBITA was largely attributable to improved gross margins across all businesses.

•

Lighting EBITA increased by EUR 246 million year-on-year. Excluding restructuring and acquisition-related charges and the loss on the sale of industrial assets of EUR 22 million, EBITA improved by EUR 61 million, driven by higher gross margins and overhead cost reductions.

•

Innovation, Group & Services EBITA amounted to a net cost of EUR 62 million. The EBITA net cost of EUR 560 million in Q4 2012 included a EUR 313 million impact of the European Commission fine and EUR 132 million of provisions related to various legal matters. EBITA, excluding restructuring and other charges, improved by EUR 41 million compared to Q4 2012, mainly due to higher IP royalty income.

Q4 2013 Quarterly report            5

Financial income and expenses

in millions of euros

	Q4	Q4
	2012	2013
Net interest expenses	(79)	(63)
Other	40	(14)

	(39)	(77)

Cash balance in millions of euros
	Q4	Q4
	2012	2013
Beginning cash balance	3,232	2,034
Free cash flow	753	608
Net cash flow from operating activities	1,056	905
Net capital expenditures	(303)	(297)
Acquisitions of businesses	(20)	(12)
Other cash flow from investing activities	7	(16)
Treasury shares transactions	(191)	(57)
Dividend paid	—	—
Changes in debt/other	(21)	(112)
Net cash flow discontinued operations	74	20

Ending balance	3,834	2,465

Cash flows from operating activities

in millions of euros

Financial income and expenses

•

Financial income and expenses amounted to a net expense of EUR 77 million, an increase of EUR 38 million compared with Q4 2012. The increase mainly reflects the impact of a EUR 46 million gain from long-term derivative contracts in Q4 2012 and lower interest expense in Q4 2013.

Cash balance

•

The Group cash balance increased during Q4 2013 to EUR 2,465 million. A free cash inflow of EUR 608 million was partly offset by a EUR 112 million outflow mainly related to debt redemption, and by the use of EUR 57 million in treasury shares transactions, primarily for our share buy-back program.

•

In Q4 2012, the cash balance increased to EUR 3,834 million, mainly due to a free cash inflow of EUR 753 million, partly offset by the use of EUR 191 million in treasury shares transactions, primarily for our share buy-back program.

Cash flows from operating activities

•

Operating activities resulted in a cash inflow of EUR 905 million, compared to an inflow of EUR 1,056 million in Q4 2012. Higher cash earnings in Q4 2013 were more than offset by higher working capital requirements.

6            Q4 2013 Quarterly report

Gross capital expenditures1)

in millions of euros

1)	Capital expenditures on property, plant and equipment only

Inventories

as a % of sales1)

1)	sales is calculated over the preceding 12 months
2)	excludes inventories of Audio, Video, Multimedia and Accessories business

Net debt and group equity

in billions of euros

Gross capital expenditure

•	Gross capital expenditures on property, plant and equipment were EUR 31 million lower than in Q4 2012, mainly due to lower investments at Lighting and IG&S.

Inventories

•	Inventory value at the end of Q4 2013 was EUR 3.2 billion and amounted to 13.9% of sales.

•	Compared to Q4 2012, inventories as a percentage of sales improved by 0.4 percentage points. This was driven by reductions at all businesses, most notably Consumer Lifestyle.

Net debt and group equity

•

At the end of Q4 2013, Philips had a net debt position of EUR 1.4 billion, compared to EUR 0.7 billion at the end of Q4 2012. During the quarter, the net debt position decreased by EUR 596 million, largely due to a free cash inflow of EUR 608 million.

•

Group equity increased by EUR 276 million in the quarter to EUR 11.2 billion. The increase was largely a result of net income earned during the period, partially offset by negative currency translation effects.

Q4 2013 Quarterly report            7

Number of employees

in FTEs

1)

Number of employees excludes discontinued operations. Discontinued operations, comprising the Audio, Video, Multimedia and Accessories business, had 1,992 employees at end of Q4 2013 (Q4 2012: 2,005; Q3 2013: 1,940).

Employees

•

Compared to Q4 2012, the number of employees decreased by 1,393. This decrease includes 705 employees from divestments. Excluding divestments, the number of employees decreased by 688, mainly due to the company’s overhead reduction program and the industrial footprint rationalization at Lighting.

•	The number of employees increased by 363 in the quarter, largely due to increases in Asia Pacific, partly offset by industrial footprint rationalization at Lighting and divestments at Healthcare.

8            Q4 2013 Quarterly report

Healthcare

Key data

in millions of euros unless otherwise stated

	Q4	Q4
	2012	2013
Sales	2,918	2,828
Sales growth
% nominal	7	(3)
% comparable	4	4
EBITA	411	541
as a % of sales	14.1	19.1
EBIT	361	477
as a % of sales	12.4	16.9
Net operating capital (NOC)	7,976	7,437
Number of employees (FTEs)	37,460	37,008

Sales

in millions of euros

EBITA

Business highlights

•

Building on its innovation leadership, Philips introduced the all-new Vereos digital PET/CT system, with a twofold increase in resolution compared to analog (e.g. Philips Gemini TF16), resulting in high image quality and increased accuracy to improve diagnostic confidence, treatment planning and workflows. Philips also introduced the IQon system, the first spectral detector CT that uses color to enable a more definitive diagnosis in a single scan for faster imaging results.* At RSNA, Philips received the prestigious “Best in KLAS” award for overall performance leader in imaging equipment.

•

As a leading innovator in image-guided interventions and therapy, Philips has expanded its product portfolio with InfraredX’s catheter-based imaging system and teamed up with RealView Imaging to demonstrate the feasibility of 3D holographic imaging in interventional cardiology.

•

Philips has partnered with Mercy, one of the earliest providers of telehealth - the remote monitoring and management of patients and one of the fastest growing care delivery models - to expand its health care system’s telehealth services and acute care beds fourfold by 2017.

•

Philips has strengthened its respiratory drug delivery innovation capabilities and home care product portfolio through a technology license agreement with Aerogen and the acquisition of its home-care portable nebulizer product range.

•

Continuing its commitment to improve access to care in Africa, Philips announced a new partnership with AMREF Flying Doctors and the support of a maternal and newborn health study in Uganda, which demonstrated how rural access to ultrasound screenings results in better quality of care.

*	The IQon system is pending 510k clearance in the US

Financial performance

•	Currency-comparable equipment orders declined 1% year-on-year. Patient Care & Clinical Informatics recorded low-single-digit growth, while Imaging Systems posted a low-single-digit decline.

Q4 2013 Quarterly report            9

•

Equipment order intake in growth geographies showed low-single-digit growth, mainly due to strong growth in China and Latin America, which was partially offset by a double-digit decline in Russia & Central Asia. North America showed low-single-digit growth, while Western Europe recorded a double-digit decline and other mature geographies achieved high-single-digit growth.

•

Healthcare comparable sales showed 4% growth year-on-year. Customer Services achieved high-single-digit growth, while Home Healthcare Solutions posted mid-single-digit growth. Imaging Systems and Patient Care & Clinical Informatics recorded low-single-digit growth.

•

Comparable sales in growth geographies showed double-digit growth year-on-year, with strong growth in China and Latin America, partly offset by a decline in Russia & Central Asia. Western Europe recorded low-single-digit growth, while other mature geographies achieved mid-single-digit growth and North America recorded a 1% decline.

•	EBITA amounted to EUR 541 million, or 19.1% of sales, compared to EUR 411 million, or 14.1% of sales, in Q4 2012.

•

Excluding restructuring and acquisition-related charges, EBITA amounted to EUR 538 million, or 19.0% of sales, compared to EUR 525 million, or 18.0% of sales, in Q4 2012. The increase was mainly due to overhead cost reductions.

•	EBIT amounted to EUR 477 million, including a EUR 29 million impairment charge related to intangible assets at Imaging Systems.

•	Inventories as a percentage of sales improved by 0.3 percentage points year-on-year.

•	Net operating capital, excluding a negative currency translation effect of EUR 472 million, decreased by EUR 67 million to EUR 7.4 billion. This decrease was largely driven by lower fixed assets.

•	Compared to Q4 2012, the number of employees decreased by 452. This decrease includes 705 employees from divestments, partially offset by an increase in the sales force in Asia Pacific.

Miscellaneous

•	Restructuring and acquisition-related charges in Q1 2014 are expected to total approximately EUR 25 million.

10            Q4 2013 Quarterly report

•

In our Healthcare facility in Cleveland, Ohio, certain issues in the general area of manufacturing process controls were identified during an ongoing US Food and Drug Administration (FDA) inspection. To address these issues, on January 10 we started a voluntary, temporary suspension of new production at the facility, primarily to strengthen manufacturing process controls. Currently, there is no indication of product safety issues. This action is estimated to have a negative impact on the sector’s EBITA of approximately EUR 60 to 70 million in the first half of 2014, of which we expect to recover a substantial part in the second half of 2014.

Q4 2013 Quarterly report            11

Consumer Lifestyle*

*	Excluding the Audio, Video, Multimedia and Accessories business

Key data

in millions of euros unless otherwise stated

	Q4	Q4
	2012	2013
Sales	1,385	1,428
Sales growth
% nominal	13	3
% comparable	10	8
EBITA	127	187
as a % of sales	9.2	13.1
EBIT	113	174
as a % of sales	8.2	12.2
Net operating capital (NOC)	1,205	1,261
Number of employees (FTEs)	16,542	17,854

Sales

in millions of euros

EBITA

Business highlights

•

Geographical expansion and localization of product innovations drove strong growth in Domestic Appliances. China continued to perform above expectations, with increasing consumer demand for Philips Air Purifiers and locally relevant kitchen appliances, including Philips Rice Cookers and Noodle Makers.

•

Philips further extended its Oral Healthcare leadership position in Japan by expanding distribution in drugstores and launching the newest Philips Sonicare AirFloss. Market share continued to grow globally, driven by the latest innovations, the Philips Sonicare FlexCare Platinum and Sonicare DiamondClean Black.

•

Driven by the positive consumer response to the Philips AVENT Natural Feeding range, Philips Mother and Child Care delivered strong growth in European markets such as Germany, France, the UK and Central & Eastern Europe.

•

Reaffirming its global leadership in Male Grooming, Philips celebrated the sale of its 10 millionth Philips SensoTouch shaver, and on “Double 11”, China’s biggest day for online shopping, sold around 200,000 shavers, underlining our strong brand position in China.

•

Further strengthening Philips’ position in Beauty, the recently introduced Philips VisaPure skincare device has extended Philips’ reach in specialist channels and won several consumer beauty awards in France, the UK and the Netherlands. VisaPure is now available in 20 markets worldwide.

Financial performance

•

Consumer Lifestyle comparable sales increased by 8%. Double-digit comparable sales growth was seen at Domestic Appliances, Health & Wellness showed high-single-digit growth, and Personal Care recorded mid-single-digit growth.

•

Consumer Lifestyle achieved a double-digit comparable sales increase in growth geographies and low-single-digit growth in mature geographies. Western Europe and North America showed low-single-digit growth.

•	EBITA amounted to EUR 187 million, or 13.1% of sales, compared to EUR 127 million, or 9.2% of sales, in Q4 2012.

12            Q4 2013 Quarterly report

•

Excluding restructuring and acquisition-related charges, EBITA was EUR 192 million, or 13.4% of sales, compared to EUR 157 million, or 11.3% of sales, in Q4 2012. The improvement of 2.1 percentage points was largely attributable to improved gross margins across all businesses.

•

EBITA included EUR 6 million of net costs formerly reported in the Audio, Video, Multimedia and Accessories business (Q4 2012 included EUR 9 million related to the Audio, Video, Multimedia and Accessories business and EUR 5 million related to the Television business).

•

Net operating capital, excluding a negative currency translation effect of EUR 61 million, increased by EUR 117 million year-on-year. The increase was largely driven by higher working capital and a reduction in provisions.

•	Inventories as a percentage of sales improved by 0.9 percentage points year-on-year, driven by reductions at Personal Care and Domestic Appliances.

•

The number of employees increased by 1,312 year-on-year, as a result of insourcing of production and expansion of sales-related activities in the Domestic Appliances and Health & Wellness businesses, mainly in the Asian region.

Miscellaneous

•	Restructuring and acquisition-related charges are not expected to be material in Q1 2014.

Q4 2013 Quarterly report            13

Lighting

Key data

in millions of euros unless otherwise stated

	Q4	Q4
	2012	2013
Sales	2,262	2,306
Sales growth
% nominal	9	2
% comparable	4	8
EBITA	(28)	218
as a % of sales	(1.2)	9.5
EBIT	(88)	124
as a % of sales	(3.9)	5.4
Net operating capital (NOC)	4,635	4,462
Number of employees (FTEs)	50,224	46,890

Sales

in millions of euros

EBITA

Business highlights

•

Philips was awarded the order to renovate most of Buenos Aires’ 125,000 street lights with its CityTouch connected LED system. This system allows each light point to be programmed and remotely controlled, improving comfort and safety at lower energy cost.

•

As the leading professional lighting solutions and services provider, Philips was awarded a 10-year performance contract to install, monitor and maintain 13,000 connected lighting fixtures for parking garages in Washington, DC.

•	Strengthening its LED technology leadership, Philips has introduced SlimStyle in the US. This revolutionary 60 W-equivalent flat LED bulb delivers pleasant omni-directional light for less than $10.

•	Philips has partnered with Desso to develop and market LED light-transmissive carpets, adding a new dimension to interior design and space planning for offices, hotels and public buildings.

•	Underlining its geographical expansion, Philips has opened its first Asian indoor and outdoor Customer Lighting Application Center at its LED Lighting Campus in Chengdu, China.

Financial performance

•

Comparable sales were 8% higher year-on-year. Light Sources & Electronics and Professional Lighting Solutions achieved mid-single-digit growth while Lumileds and Automotive showed double-digit growth. Consumer Luminaires recorded a low-single-digit decline.

•	Excluding OEM Lumileds sales, comparable sales showed a double-digit increase in growth geographies and a low-single-digit increase in mature geographies.

•	LED-based sales grew 48% compared to Q4 2012, and now represent 34% of total Lighting sales, compared to 25% in Q4 2012.

•

EBITA amounted to EUR 218 million, or 9.5% of sales, compared to a loss of EUR 28 million in Q4 2012. Earnings in Q4 2013 were impacted by restructuring and acquisition-related charges of EUR 22 million, whereas Q4 2012 charges amounted to EUR 207 million, including a EUR 22 million loss on the sale of industrial assets.

14            Q4 2013 Quarterly report

•

EBITA, excluding restructuring and acquisition-related charges and other losses, was EUR 240 million, or 10.4% of sales, compared to EUR 179 million, or 7.9% of sales, in Q4 2012. The year-on-year EBITA increase was driven by higher gross margins and overhead cost reductions.

•	EBIT amounted to EUR 124 million, which includes an impairment charge of EUR 58 million related to customer relationships and goodwill at Consumer Luminaires.

•	Net operating capital, excluding a negative currency translation effect of EUR 201 million, increased by EUR 28 million year-on-year. The increase was mainly due to a reduction in provisions.

•	Inventories as a percentage of sales improved by 0.3 percentage points year-on-year.

•	Compared to Q4 2012, the number of employees decreased by 3,334, mainly due to the rationalization of the industrial footprint.

Miscellaneous

•	Restructuring and acquisition-related charges in Q1 2014 are expected to total approximately EUR 50 million.

Q4 2013 Quarterly report             15

Innovation, Group & Services

Key data

in millions of euros unless otherwise stated

	Q4	Q4
	2012	2013
Sales	194	237
Sales growth
% nominal	(2)	22
% comparable	(3)	15
EBITA of:
Group Innovation	(39)	(42)
IP Royalties	80	122
Group and Regional Costs	(61)	(72)
Accelerate! investments	(35)	(34)
Pensions	—	(4)
Service Units and Other	(505)	(32)

EBITA	(560)	(62)
EBIT	(562)	(62)
Net operating capital (NOC)	(4,500)	(2,922)
Number of employees (FTEs)	11,856	12,937

Sales

in millions of euros

EBITA

in millions of euros

Business highlights

•	Philips announced its new brand positioning, “innovation and you” brand line and redesigned shield, which all build on the company’s heritage of creating innovations that matter to people.

•

Institut Curie, in France, has teamed up with Philips with the aim to speed up and enhance cancer diagnosis and treatment. Through Philips’ innovative Digital Pathology Solution, Institut Curie expects to increase workflow efficiency and consolidate its pathology activities at multiple sites into one single virtual laboratory.

•

In 2013, Philips received over 100 key design awards. Most recently, Philips was awarded four Design For Asia Awards 2013, including the Bronze Award for ORBIT LED luminaires and three Merit Recognitions, for the Two Headed Rotary Shaver, Fidelio SoundBar and Philips Friends lamps.

•

For the sixth consecutive year, Philips has been ranked first among the 40 largest publicly listed Dutch companies benchmarked for Responsible Supply Chain Management by The Dutch Association of Investors for Sustainable Development (VBDO).

Financial performance

•	Sales increased from EUR 194 million in Q4 2012 to EUR 237 million in Q4 2013, due to higher IP royalties related to one-time patent settlements in our Blu-ray and TV licensing programs.

•

EBITA amounted to a net cost of EUR 62 million, including EUR 7 million of net restructuring charges (Q4 2012: EUR 19 million). The EBITA net cost of EUR 560 million in Q4 2012 included a EUR 313 million impact of the European Commission fine and EUR 132 million of provisions related to various legal matters.

•

EBITA, excluding restructuring charges, the European Commission fine and the provisions related to various legal matters, improved by EUR 41 million compared to Q4 2012, mainly due to higher IP royalty income.

•

EBITA of Service Units and Other included EUR 21 million of net costs formerly reported in discontinued businesses (Q4 2012 included EUR 13 million related to the Audio, Video, Multimedia, and Accessories business and EUR 3 million related to the Television business).

16 Q4 2013 Quarterly report

•

Net operating capital, excluding a positive currency translation effect of EUR 110 million and the European Commission fine of EUR 509 million, increased by EUR 959 million year-on-year, mainly due to an increase in working capital, a decrease in pension liabilities, an increase in the value of currency hedges as well as a reclassification of real estate assets from the sectors to the Service Units.

•

Compared to Q4 2012, the number of employees increased by 1,081, primarily driven by a shift of employees to central Human Resource and Research activities as well as an increase in temporary workers in the IT Service Units.

Miscellaneous

•

For 2014, we expect an increase in restructuring expenses of approximately EUR 30 million, a decrease in IP royalty income of around EUR 90 million, and an increase in investments related to Accelerate! and new growth adjacencies of around EUR 20 million.

•	Restructuring charges in Q1 2014 are expected to total approximately EUR 10 million.

Q4 2013 Quarterly report             17

Additional information on Audio, Video,

Multimedia and Accessories business

AVM&A results reconciliation

in millions of euros unless otherwise stated

	Q4	Q4
	2012	2013
EBITA	13	(26)

Disentanglement costs	0	(17)

Former AVM&A net costs allocated to Consumer Lifestyle	9	6
Former AVM&A net costs allocated to IG&S	13	21

Eliminated amortization other AVM&Aintangibles	(3)	0

EBIT discontinued operations	32	(16)

Financial income and expenses	0	(2)
Income taxes	(12)	1

Net income (loss) of discontinued operations	20	(17)

Number of employees (FTEs)	2,005	1,992

	January to December
	2012	2013
EBITA	60	(45)

Disentanglement costs	0	(44)

Former AVM&A net costs allocated to Consumer Lifestyle	35	27
Former AVM&A net costs allocated to IG&S	41	69

Eliminated amortization other AVM&Aintangibles	(15)	1

EBIT discontinued operations	121	8

Financial income and expenses	0	(2)
Income taxes	(40)	(3)
Investments in associates	(3)	0

Net income (loss) of discontinued operations	78	3

Number of employees (FTEs)	2,005	1,992

The Audio, Video, Multimedia and Accessories (AVM&A) business is reported as discontinued operations in the Consolidated statements of income and Consolidated statements of cash flows. Prior-period comparative figures have been restated accordingly. Consequently, AVM&A sales and EBITA are no longer included in the Consumer Lifestyle and Group results of continuing operations. Since Q1 2013, the applicable assets and liabilities of this business are reported under Assets and Liabilities classified as held for sale in the Consolidated balance sheet.

Philips had reached an agreement to transfer the AVM&A business to Funai Electric Co. Ltd in Q1 2013. This agreement was terminated on October 25, 2013. Since then, Philips has received expressions of interest in the business from various parties, both strategic and financial investors, and has been actively discussing the sale of the business with potential buyers. In the meantime, the AVM&A business operates as a stand-alone entity named WOOX Innovations. Consequently, the AVM&A business is reported as discontinued operations throughout 2013.

The net income of discontinued operations attributable to the AVM&A business decreased from a net profit of EUR 20 million in Q4 2012 to a net loss of EUR 17 million in Q4 2013, due to lower operational results and higher disentanglement costs, partly offset by lower income taxes.

EBITA in Q4 2013 included EUR 17 million of restructuring charges (Q4 2012: EUR 10 million).

The full-year net income of discontinued operations attributable to the AVM&A business decreased from EUR 78 million in 2012 to EUR 3 million in 2013, due to lower operational results and higher disentanglement costs, partly offset by lower income taxes.

EBITA in 2013 included EUR 16 million of restructuring charges. EBITA in 2012 included EUR 19 million of restructuring charges, which were offset by a EUR 20 million gain on the divestment of Speech Processing.

18            Q4 2013 Quarterly report

Full-year highlights

The year 2013

•	Sales for the full year 2013 amounted to EUR 23.3 billion, up 3% on a comparable basis.

•	Growth geographies achieved 11% comparable sales growth and accounted for 36% of total sales.

•

EBITA excluding restructuring and other charges amounted to EUR 2,500 million, or 10.7% of sales, compared to EUR 1,971 million, or 8.4 % of sales, in 2012. The increase was largely driven by improved operational results across all sectors.

•	EBITA amounted to EUR 2,451 million, or 10.5% of sales, compared to EUR 1,106 million, or 4.7% of sales, in 2012.

•	Net income increased to EUR 1,172 million, compared to a net loss of EUR 30 million in 2012, as a result of higher earnings and lower restructuring and other charges.

•	Cash flows from operating activities amounted to EUR 1,138 million, compared to EUR 2,082 million in 2012.

	January to December
	2012	2013
Sales	23,457	23,329
EBITA	1,106	2,451
as a % of sales	4.7	10.5
EBIT	648	1,991
as a % of sales	2.8	8.5
Financial income and expenses	(329)	(330)
Income taxes	(185)	(466)
Results investments in associates	(211)	(25)
Income (loss) from continuing operations	(77)	1,170
Discontinued operations	47	2
Net (loss) income	(30)	1,172

Net income (loss) - shareholders per common share (in euros) - diluted	(0.04)	1.27

Performance of the Group

•

Sales for the full year 2013 amounted to EUR 23.3 billion, a 1% nominal decrease year-on-year. Excluding negative currency effects and portfolio changes, comparable sales were 3% above 2012. Comparable sales growth was driven by a 10% increase at Consumer Lifestyle, while Healthcare and Lighting achieved low-single-digit growth.

•

Growth geographies achieved 11% comparable growth, while mature geographies declined by 1% as a result of continued economic weakness in Southern Europe and uncertain market conditions in North America. Growth geographies accounted for 36% of total sales, compared to 34% in 2012.

•

EBITA amounted to EUR 2,451 million, or 10.5% of sales, compared to EUR 1,106 million, or 4.7% of sales, in 2012. 2013 EBITA included restructuring and acquisition-related charges of EUR 117 million, compared with EUR 561 million in 2012. 2013 EBITA was also impacted by a net gain of EUR 47 million from a past-service pension cost gain and related settlement loss in the US, as well as a EUR 21 million gain on the sale of a business in Healthcare. 2012 EBITA included a EUR 313 million impact of the European Commission fine, EUR 132 million of provisions related to various legal matters, a net gain of EUR 197 million on the sale of assets, mainly for the Senseo and High Tech Campus transactions, and a EUR 81 million loss on the sale of industrial assets at Lighting. In addition, 2012 EBITA also included a past-service cost gain of EUR 25 million related to a retiree medical plan.

•

EBITA excluding restructuring and other charges amounted to EUR 2,500 million, or 10.7% of sales, compared to EUR 1,971 million, or 8.4% of sales, in 2012. The increase was largely driven by gross margin improvements and overhead cost reductions across all sectors.

•

EBIT amounted to EUR 1,991 million, or 8.5% of sales, compared to EUR 648 million, or 2.8% of sales, in 2012. 2013 EBIT includes impairment charges related to intangible assets, mainly consisting of EUR 58 million in Consumer Luminaires at Lighting and EUR 29 million in Imaging Systems at Healthcare during the fourth quarter.

•	Financial income and expenses amounted to a net expense of EUR 330 million, in line with 2012.

Q4 2013 Quarterly report             19

•

Income taxes amounted to EUR 466 million, compared to EUR 185 million in 2012. The effective income tax rate was 28.1%, compared to 58.0% in 2012. Excluding the non-tax-deductible European Commission fine and charges related to various legal matters in 2012, the effective tax rate in 2012 was 25.5%. The 2.6 percentage point increase in 2013 was mainly related to a higher average income tax rate in 2013 due to a change in the country mix of profit and loss, which was partly offset by lower valuation allowances.

•	Net income for the year amounted to EUR 1,172 million, compared to a net loss of EUR 30 million in 2012.

•

Cash flow from operating activities amounted to EUR 1,138 million in 2013, which is EUR 944 million lower than in 2012. The decrease is mainly a result of the payment of the European Commission fine in Q1 2013, increased working capital and the payout of restructuring charges in 2013.

•	In October 2013 we launched a EUR 1.5 billion share buy-back program. By the end of the year, we had completed 7% of this program.

20            Q4 2013 Quarterly report

Forward-looking statements

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to domestic and global economic and business conditions, developments within the euro zone, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in our Annual Report 2012.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. A reconciliation of these non-GAAP measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in our Annual Report 2012.

Use of fair-value measurements

In presenting the Philips Group financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in our Annual Report 2012. Independent valuations may have been obtained to support management’s determination of fair values.

All amounts are in millions of euros unless otherwise stated. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2012, unless otherwise stated.

Prior-period financials have been restated for the treatment of Audio, Video, Multimedia and Accessories as discontinued operations, the adoption of IAS 19R, which mainly relates to pension reporting, and adjustments to the quarterly figures of 2012, which have already been included in the Annual Report 2012 (for an explanation refer to Annual Report 2012 section 12.10 “Significant Accounting Policies”). An overview of the revised 2012 figures per quarter is available on the Philips website, in the Investor Relations section.

Q4 2013 Quarterly report             21

Proposed distribution

Proposed distribution to shareholders

A proposal will be submitted to the General Meeting of Shareholders to declare a distribution of EUR 0.80 per common share (up to EUR 740 million), in cash or shares at the option of the shareholder, against the net income for 2013. Further details will be given in the agenda for the General Meeting of Shareholders, to be held on May 1, 2014.

22            Q4 2013 Quarterly report

Other information

LTI coverage program

To cover Philips’ outstanding obligations resulting from past and present long-term incentive and employee stock purchase programs dating back to 2004, Philips will repurchase up to 12 million additional Philips shares on NYSE Euronext Amsterdam, to be executed during 2014. The shares repurchased will be held by Philips as treasury shares until they are distributed to participants.

Philips will start this program as of January 28, 2014 and will enter into subsequent discretionary management agreements with one or more banks to repurchase Philips shares within the limits of relevant laws and regulations (in particular EC Regulation 2273/2003) and Philips’ articles of association. All transactions will be published on Philips’ website (www.philips.com/ investor) on a weekly basis.

The LTI coverage program is over and above the existing EUR 1.5 billion share repurchase program for cancellation purposes which started on October 21, 2013.

Q4 2013 Quarterly report            23

Philips quarterly statistics

all amounts in millions of euros unless otherwise stated

	2012				2013
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	5,307	5,570	5,821	6,759	5,258	5,654	5,618	6,799
comparable sales growth %	5	6	7	5	1	3	3	7

Gross margin	2,008	2,139	2,253	2,591	2,101	2,347	2,357	2,883
as a % of sales	37.8	38.4	38.7	38.3	40.0	41.5	42.0	42.4

Selling expenses	(1,196)	(1,314)	(1,298)	(1,526)	(1,190)	(1,245)	(1,214)	(1,426)
as a % of sales	(22.5)	(23.6)	(22.3)	(22.6)	(22.6)	(22.0)	(21.6)	(21.0)

G&A expenses	(199)	(151)	(222)	(273)	(200)	(230)	(253)	(266)
as a % of sales	(3.7)	(2.7)	(3.8)	(4.0)	(3.8)	(4.1)	(4.5)	(3.9)

R&D expenses	(450)	(440)	(447)	(494)	(424)	(416)	(437)	(456)
as a % of sales	(8.5)	(7.9)	(7.7)	(7.3)	(8.1)	(7.4)	(7.8)	(6.7)

EBIT	341	229	254	(176)	305	509	464	713
as a % of sales	6.4	4.1	4.4	(2.6)	5.8	9.0	8.3	10.5

EBITA	451	339	366	(50)	402	603	562	884
as a % of sales	8.5	6.1	6.3	(0.7)	7.6	10.7	10.0	13.0

Net income (loss)	183	102	105	(420)	162	317	281	412

Net income (loss) attributable to shareholders	182	102	104	(423)	161	317	282	409

Net income (loss) - shareholders per common share in euros - diluted	0.20	0.11	0.11	(0.46)	0.17	0.35	0.31	0.44

24            Q4 2013 Quarterly report

Philips quarterly statistics (continued)

all amounts in millions of euros unless otherwise stated

	2012				2013
	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December
Sales	5,307	10,877	16,698	23,457	5,258	10,912	16,530	23,329
comparable sales growth %	5	6	6	6	1	2	2	3

Gross margin	2,008	4,147	6,400	8,991	2,101	4,448	6,805	9,688
as a % of sales	37.8	38.1	38.3	38.3	40.0	40.8	41.2	41.5

Selling expenses	(1,196)	(2,510)	(3,808)	(5,334)	(1,190)	(2,435)	(3,649)	(5,075)
as a % of sales	(22.5)	(23.1)	(22.8)	(22.7)	(22.6)	(22.3)	(22.1)	(21.8)

G&A expenses	(199)	(350)	(572)	(845)	(200)	(430)	(683)	(949)
as a % of sales	(3.7)	(3.2)	(3.4)	(3.6)	(3.8)	(3.9)	(4.1)	(4.1)

R&D expenses	(450)	(890)	(1,337)	(1,831)	(424)	(840)	(1,277)	(1,733)
as a % sales	(8.5)	(8.2)	(8.0)	(7.8)	(8.1)	(7.7)	(7.7)	(7.4)

EBIT	341	570	824	648	305	814	1,278	1,991
as a % of sales	6.4	5.2	4.9	2.8	5.8	7.5	7.7	8.5

EBITA	451	790	1,156	1,106	402	1,005	1,567	2,451
as a % of sales	8.5	7.3	6.9	4.7	7.6	9.2	9.5	10.5

Net income (loss)	183	285	390	(30)	162	479	760	1,172

Net income (loss) attributable to shareholders	182	284	388	(35)	161	478	760	1,169

Net income (loss) - shareholders per common share in euros - diluted	0.20	0.31	0.42	(0.04)	0.17	0.52	0.83	1.27

Net income (loss) from continuing operations as a % of shareholders’ equity	6.3	4.3	4.0	(0.6)	5.8	9.0	9.4	10.6

	period ended 2012				period ended 2013
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	915,926	931,391	923,912	914,591	905,381	913,874	915,095	913,338
Shareholders’ equity per common share in euros	13.35	13.01	13.01	12.19	12.33	11.78	11.93	12.28

Inventories as a % of sales1)	16.9	17.2	16.9	14.3	15.5	15.7	16.5	13.9
Inventories excluding discontinued operations	3,623	3,812	3,877	3,359	3,629	3,696	3,832	3,239

Net debt : group equity ratio	6:94	13:87	11:89	6:94	12:88	16:84	16:84	11:89

Net operating capital	10,634	11,485	11,048	9,316	9,969	10,184	10,249	10,238

Total employees	122,008	121,801	121,284	118,087	117,881	117,239	116,266	116,681
of which discontinued operations	2,285	2,166	2,058	2,005	1,970	1,958	1,940	1,992

1)	sales is calculated over the preceding 12 months

Q4 2013 Quarterly report            25

Condensed consolidated statements of income

in millions of euros unless otherwise stated

	4th quarter			January to December
	2012		2013	2012		2013
Sales	6,759		6,799	23,457		23,329
Cost of sales	(4,168)		(3,916)	(14,466)		(13,641)

Gross margin	2,591		2,883	8,991		9,688

Selling expenses	(1,526)		(1,426)	(5,334)		(5,075)
General and administrative expenses	(273)		(266)	(845)		(949)
Research and development expenses	(494)		(456)	(1,831)		(1,733)
Impairment of goodwill	0		(28)	0		(28)
Other business income	34		21	275		123
Other business expenses	(508)		(15)	(608)		(35)

Income from operations	(176)		713	648		1,991

Financial income	44		19	106		70
Financial expenses	(83)		(96)	(435)		(400)

Income before taxes	(215)		636	319		1,661

Income tax expense	(27)		(168)	(185)		(466)

Income after taxes	(242)		468	134		1,195

Results relating to investments in associates	(193)		(46)	(211)		(25)

Net income from continuing operations	(435)		422	(77)		1,170

Discontinued operations - net of income tax	15		(10)	47		2

Net income	(420)		412	(30)		1,172

Attribution of net income for the period
Net income attributable to shareholders	(423)		409	(35)		1,169
Net income attributable to non-controlling interests	3		3	5		3

Earnings per common share attributable to shareholders
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	918,223	1)	914,385	922,101	1)	911,072
- diluted	927,486	1)	927,131	927,222	1)	922,072

Net income attributable to shareholders per common share in euros:
- basic	(0.46)		0.45	(0.04)		1.28
- diluted	(0.46	)2)	0.44	(0.04	)2)	1.27

1)	Adjusted to make 2012 comparable for the elective share dividend premium (273 thousand) issued in June 2013
2)	The incremental shares from assumed conversion are not taken into account in the periods for which there is a loss attributable to shareholders, as the effect would be antidilutive

26            Q4 2013 Quarterly report

Condensed consolidated balance sheets

in millions of euros unless otherwise stated

	December 31,	December 31,
	2012	2013

Non-current assets:
Property, plant and equipment	2,959	2,780
Goodwill	6,948	6,504
Intangible assets excluding goodwill	3,731	3,262
Non-current receivables	176	144
Investments in associates	177	161
Other non-current financial assets	549	496
Deferred tax assets	1,919	1,675
Other non-current assets	94	63

Total non-current assets	16,553	15,085

Current assets:
Inventories - net	3,495	3,240
Other current financial assets	—	10
Other current assets	337	354
Derivative financial assets	137	150
Income tax receivable	97	70
Receivables	4,585	4,678
Assets classified as held for sale	43	507
Cash and cash equivalents	3,834	2,465

Total current assets	12,528	11,474

Total assets	29,081	26,559
Shareholders’ equity	11,151	11,214
Non-controlling interests	34	13

Group equity	11,185	11,227

Non-current liabilities:
Long-term debt	3,725	3,309
Long-term provisions	2,119	1,903
Deferred tax liabilities	92	76
Other non-current liabilities	2,005	1,568

Total non-current liabilities	7,941	6,856

Current liabilities:
Short-term debt	809	592
Derivative financial liabilities	517	368
Income tax payable	200	143
Accounts and notes payable	2,839	2,462
Accrued liabilities	3,171	2,830
Short-term provisions	837	651
Liabilities directly associated with assets held for sale	27	348
Other current liabilities	1,555	1,082

Total current liabilities	9,955	8,476

Total liabilities and group equity	29,081	26,559

Q4 2013 Quarterly report            27

Condensed consolidated statements of cash flows

in millions of euros

	4th quarter		January to December
	2012	2013	2012	2013
Cash flows from operating activities:
Net income	(420)	412	(30)	1,172
Result of discontinued operations - net of income tax	(15)	10	(47)	(2)
Adjustments to reconcile net income to net cash provided by operating activities:
Fixed assets depreciation, amortization, and impairments	382	403	1,398	1,349
Impairment of goodwill and other non-current financial assets	2	32	14	38
Net loss (gain) on sale of assets	18	(5)	(141)	(54)
(Income) loss from investments in associates	(4)	47	5	25
Dividends received from investments in associates	8	—	15	6
Dividends paid to non-controlling interests	(4)	(7)	(4)	(7)
Decrease (increase) in working capital:	780	(170)	546	(1,417)
Increase in receivables and other current assets	(82)	(109)	(191)	(530)
Decrease (increase) in inventories	411	497	(32)	(165)
Increase (decrease) in accounts payable, accrued and other liabilities	451	(558)	769	(722)
(Increase) decrease in non-current receivables, other assets and other liabilities	(136)	3	(327)	(76)
Increase (decrease) in provisions	322	49	429	(194)
Other items	123	131	224	298

Net cash provided by operating activities	1,056	905	2,082	1,138

Cash flows from investing activities:
Purchase of intangible assets	(9)	(32)	(34)	(49)
Proceeds from sale of intangible assets	—	—	160	—
Expenditures on development assets	(95)	(89)	(345)	(357)
Capital expenditures on property, plant and equipment	(212)	(181)	(661)	(587)
Proceeds from disposals of property, plant and equipment	13	5	425	27
Cash from (to) derivatives and current financial assets	8	(8)	(46)	(101)
Purchase of other non-current financial assets	(4)	(8)	(167)	(13)
Proceeds from other non-current financial assets	3	—	3	15
Purchase of businesses, net of cash acquired	(8)	(6)	(261)	(11)
Proceeds from sale of interests in businesses, net of cash disposed of	(12)	(6)	1	79

Net cash used for investing activities	(316)	(325)	(925)	(997)

Cash flows from financing activities:
Proceeds from (payments on) issuance of short-term debt	(35)	(82)	133	(285)
Principal payments on long-term debt	(42)	(19)	(631)	(186)
Proceeds from issuance of long-term debt	27	16	1,228	64
Treasury shares transactions	(191)	(57)	(768)	(562)
Dividends paid	—	—	(255)	(272)

Net cash used for financing activities	(241)	(142)	(293)	(1,241)

Net cash provided by (used for) continuing operations	499	438	864	(1,100)

Cash flows from discontinued operations:
Net cash provided by (used for) operating activities	107	17	(166)	(159)
Net cash provided by (used for) investing activities	(33)	3	40	(47)

Net cash provided by (used for) discontinued operations	74	20	(126)	(206)

Net cash provided by (used for) continuing and discontinued operations	573	458	738	(1,306)

28            Q4 2013 Quarterly report

	4th quarter		January to December

Effect of change in exchange rates on cash and cash equivalents	29	(27)	(51)	(63)
Cash and cash equivalents at the beginning of the period	3,232	2,034	3,147	3,834

Cash and cash equivalents at the end of the period	3,834	2,465	3,834	2,465

Net cash paid during the period for
Pensions	(120)	(190)	(610)	(679)
Interest	(29)	(13)	(239)	(215)
Income taxes	(84)	(76)	(359)	(454)

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Q4 2013 Quarterly report            29

Condensed consolidated statement of changes in equity

in millions of euros

	common shares	capital in excess of par value	retained earnings	revaluation reserve	currency translation differences	available- for-sale financial assets	cash flow hedges	treasury shares at cost	total shareholders’ equity	non-controlling interests	total equity
January-December 2013

Balance as of December 31, 2012	191	1,304	10,724	54	(93)	54	20	(1,103)	11,151	34	11,185
Net income			1,169						1,169	3	1,172
Other comprehensive income, net of tax			93	(31)	(476)	1	4		(409)		(409)

Total comprehensive income			1,262	(31)	(476)	1	4		760	3	763

Dividend distributed	4	402	(678)						(272)		(272)
Movement non-controlling interest			—						—	(24)	(24)
Cancellation of treasury shares	(7)		(780)					787	—		—
Purchase of treasury shares			(38)					(631)	(669)		(669)
Re-issuance of treasury shares	(36)		(75)					229	118		118
Share-based compensation plans		105							105		105
Income tax share-based compensation plans		21							21		21

Total other equity movements	(3)	492	(1,571)	—	—	—	—	385	(697)	(24)	(721)

Balance as of December 31, 2013	188	1,796	10,415	23	(569)	55	24	(718)	11,214	13	11,227

30            Q4 2013 Quarterly report

Sectors

in millions of euros unless otherwise stated

Sales and income from operations

	4th quarter
		2012			2013
	sales	income from operations		sales	income from operations
			as a % of sales			as a % of sales
Healthcare	2,918	361	12.4	2,828	477	16.9
Consumer Lifestyle	1,385	113	8.2	1,428	174	12.2
Lighting	2,262	(88)	(3.9)	2,306	124	5.4
Innovation, Group & Services	194	(562)	—	237	(62)	—

Philips Group	6,759	(176)	(2.6)	6,799	713	10.5

Sales and income from operations
	January to December
		2012			2013
	sales	income from operations		sales	income from operations
			as a % of sales			as a % of sales
Healthcare	9,983	1,026	10.3	9,575	1,315	13.7
Consumer Lifestyle	4,319	400	9.3	4,605	429	9.3
Lighting	8,442	(66)	(0.8)	8,413	489	5.8
Innovation, Group & Services	713	(712)	—	736	(242)	—

Philips Group	23,457	648	2.8	23,329	1,991	8.5

Q4 2013 Quarterly report            31

Sectors and main countries

in millions of euros

Sales, total assets and total liabilities

	sales		total assets		total liabilities excluding debt
	January to December		December 31,	December 31,	December 31,	December 31,
	2012	2013	2012	2013	2012	2013
Healthcare	9,983	9,575	11,248	10,465	3,186	2,943
Consumer Lifestyle	4,319	4,605	3,280	2,832	2,075	1,571
Lighting	8,442	8,413	6,970	6,711	2,313	2,229
Innovation, Group & Services	713	736	7,540	6,044	5,761	4,340

			29,038	26,052	13,335	11,083
Assets and liabilities classified as held for sale			43	507	27	348

Philips Group	23,457	23,329	29,081	26,559	13,362	11,431

Sales and tangible and intangible assets

	sales		tangible and intangible assets1)
	January to December		December 31,	December 31,
	2012	2013	2012	2013
Netherlands	627	656	886	915
United States	6,824	6,442	8,007	7,384
China	2,585	2,942	1,114	1,057
Germany	1,323	1,355	271	288
Japan	1,204	1,006	537	401
France	941	915	90	80
United Kingdom	676	692	628	573
Other countries	9,277	9,321	2,105	1,848

Philips Group	23,457	23,329	13,638	12,546

1)	Includes property, plant and equipment, goodwill, and intangible assets excluding goodwill

32            Q4 2013 Quarterly report

Pension costs

in millions of euros

Specification of pension costs

	4th quarter
	2012			2013
	Netherlands	other	total	Netherlands	other	total
Defined-benefit plans

Pensions
Current service cost	43	21	64	48	18	66
Past service cost (incl. curtailments)	(25)	(6)	(31)	—	(3)	(3)
Settlements	—	1	1	—	1	1
Interest expense	—	19	19	—	16	16
Interest income	(1)	—	(1)	(1)	—	(1)

Total	17	35	52	47	32	79
of which discontinued operations	1	(2)	(1)	2	—	2

Retiree Medical
Interest expense	—	3	3	—	2	2

Total	—	3	3	—	2	2

Defined-contribution plans
Cost	1	34	35	1	29	30
of which discontinued operations	—	1	1	—	1	1

Specification of pension costs

	January to December
	2012			2013
	Netherlands	other	total	Netherlands	other	total
Defined-benefit plans

Pensions
Current service cost	174	86	260	192	82	274
Past service cost (incl. curtailments)	(25)	(6)	(31)	—	(81)	(81)
Settlements	—	1	1	—	32	32
Interest expense	—	76	76	—	65	65
Interest income	(4)	—	(4)	(4)	—	(4)

Total	145	157	302	188	98	286
of which discontinued operations	2	(1)	1	3	—	3

Retiree Medical
Current service cost	—	1	1	—	1	1
Past service cost (incl. curtailments)	—	(25)	(25)	—	—	—
Interest expense	—	12	12	—	10	10

Total	—	(12)	(12)	—	11	11

Defined-contribution plans
Cost	9	135	144	8	134	142
of which discontinued operations	1	4	5	—	3	3

Q4 2013 Quarterly report            33

Reconciliation of non-GAAP performance measures

in millions of euros unless otherwise stated

Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable IFRS performance measure is made.

Sales growth composition

in %

	4th quarter				January to December
	comparable growth	currency effects	consolidation changes	nominal growth	comparable growth	currency effects	consolidation changes	nominal growth
2013 versus 2012
Healthcare	4.0	(6.7)	(0.4)	(3.1)	0.8	(4.6)	(0.3)	(4.1)
Consumer Lifestyle	8.2	(5.1)	0.0	3.1	10.0	(3.4)	0.0	6.6
Lighting	8.0	(6.2)	0.1	1.9	3.2	(3.5)	0.0	(0.3)
Innovation, Group & Services	14.9	(0.6)	7.9	22.2	(2.0)	(0.5)	5.7	3.2

Philips Group	6.5	(6.0)	0.1	0.6	3.3	(3.9)	0.1	(0.5)

EBITA (or Adjusted income from operations) to Income from operations (or EBIT)

	4th quarter				January to December
	Income from operations (or EBIT)	Amortization of intangibles1)	Impairment of goodwill	EBITA (or Adjusted income from operations)	Income from operations (or EBIT)	Amortization of intangibles1)	Impairment of goodwill	EBITA (or Adjusted income from operations)
2013
Healthcare	477	(62)	(2)	541	1,315	(195)	(2)	1,512
Consumer Lifestyle	174	(13)	—	187	429	(54)	—	483
Lighting	124	(68)	(26)	218	489	(180)	(26)	695
Innovation, Group & Services	(62)	—	—	(62)	(242)	(3)	—	(239)

Philips Group	713	(143)	(28)	884	1,991	(432)	(28)	2,451

2012
Healthcare	361	(50)	—	411	1,026	(200)	—	1,226
Consumer Lifestyle	113	(14)	—	127	400	(56)	—	456
Lighting	(88)	(60)	—	(28)	(66)	(194)	—	128
Innovation, Group & Services	(562)	(2)	—	(560)	(712)	(8)	—	(704)

Philips Group	(176)	(126)	—	(50)	648	(458)	—	1,106

1)	Excluding amortization of software and product development

34            Q4 2013 Quarterly report

Reconciliation of non-GAAP performance measures (continued)

in millions of euros

Net operating capital to total assets

			Consumer
	Philips Group	Healthcare	Lifestyle	Lighting	IG&S
December 31, 2013
Net operating capital (NOC)	10,238	7,437	1,261	4,462	(2,922)
Exclude liabilities comprised in NOC:
- payables/liabilities	8,453	2,541	1,275	1,672	2,965
- intercompany accounts	—	124	75	105	(304)
- provisions	2,554	278	221	452	1,603
Include assets not comprised in NOC:
- investments in associates	161	85	—	20	56
- other current financial assets	10	—	—	—	10
- other non-current financial assets	496	—	—	—	496
- deferred tax assets	1,675	—	—	—	1,675
- cash and cash equivalents	2,465	—	—	—	2,465

	26,052	10,465	2,832	6,711	6,044
Assets classified as held for sale	507

Total assets	26,559

December 31, 2012
Net operating capital (NOC)	9,316	7,976	1,205	4,635	(4,500)
Exclude liabilities comprised in NOC:
- payables/liabilities	10,287	2,760	1,718	1,695	4,114
- intercompany accounts	—	71	42	37	(150)
- provisions	2,956	355	315	581	1,705
Include assets not comprised in NOC:
- investments in associates	177	86	—	22	69
- other non-current financial assets	549	—	—	—	549
- deferred tax assets	1,919	—	—	—	1,919
- cash and cash equivalents	3,834	—	—	—	3,834

	29,038	11,248	3,280	6,970	7,540
Assets classified as held for sale	43

Total assets	29,081

Q4 2013 Quarterly report            35

Reconciliation of non-GAAP performance measures (continued)

in millions of euros

Composition of net debt to group equity

	December 31, 2012	December 31, 2013
Long-term debt	3,725	3,309
Short-term debt	809	592

Total debt	4,534	3,901
Cash and cash equivalents	3,834	2,465

Net debt (total debt less cash and cash equivalents)	700	1,436
Shareholders’ equity	11,151	11,214
Non-controlling interests	34	13

Group equity	11,185	11,227
Net debt and group equity	11,885	12,663
Net debt divided by net debt and group equity (in %)	6	11
Group equity divided by net debt and group equity (in %)	94	89

Composition of cash flows

	4th quarter		January to December
	2012	2013	2012	2013
Cash flows provided by operating activities	1,056	905	2,082	1,138
Cash flows used for investing activities	(316)	(325)	(925)	(997)

Cash flows before financing activities	740	580	1,157	141

Cash flows provided by operating activities	1,056	905	2,082	1,138
Net capital expenditures:	(303)	(297)	(455)	(966)
Purchase of intangible assets	(9)	(32)	(34)	(49)
Proceeds from sale of intangible assets	—	—	160	—
Expenditures on development assets	(95)	(89)	(345)	(357)
Capital expenditures on property, plant and equipment	(212)	(181)	(661)	(587)
Proceeds from sale of property, plant and equipment	13	5	425	27

Free cash flows	753	608	1,627	172

36            Q4 2013 Quarterly report

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